SMIC Donates 2 Million Chinese Yuan to Fund Liver Transplants for Disadvantaged Children

Shanghai, April 12, 2013 / PRNewswire / — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, today announced a donation of 2 million Chinese Yuan (including 400,000 Chinese Yuan in individual donations) to the China Soong Ching Ling Foundation to fund liver transplants for impoverished children at Renji Hospital (affiliated with Jiao Tong University School of Medicine) in Shanghai.

Liver transplantation is the only effective treatment for children with end-stage liver disease, but the procedure still presents many societal, economic and surgical challenges in China. As most children requiring liver transplantation reside in remote areas lacking adequate prenatal care, SMIC initiated the “SMIC Liver Transplant Program for Children” to provide afflicted children the opportunity for a new life, and to draw attention to their needs from the local community.

At the donation ceremony, Dr. TY Chiu, CEO of SMIC, presented a check to the China Soong Ching Ling Foundation. “Children are the hope of every family and the future of society,” he said, “Funding a liver transplant not only saves a child, it helps a family and benefits society as a whole. SMIC always participates actively in charitable events and we are committed to fulfilling our corporate social responsibility to build a more harmonious society “.

Li Weipin, Director of RenJi Hospital said, “We are grateful to SMIC for helping children in need undergo liver transplant surgery at RenJi Hospital. RenJi Hospital has earned a reputation in China as a leader in pediatric liver transplant surgery. By working with a number of charities to build a fundraising platform for children with end-stage liver disease, Renji has successfully completed liver transplant surgeries for more than 90 children. In the future, Renji Hospital will continue to provide the most advanced liver transplant surgeries for underprivileged children with end-stage liver disease so that more children can grow up healthy.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.
For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Media
Anny Liao
Tel: +86-21-3861-0000 x16036
Email: Anny—Liao@smics.com

Chinese Media
Angela Miao
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com